United States
Securities and Exchange Commission
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

A.S.V., Inc.
(Name of Issuer)

Common Stock
(Title Class of Securities)

001963107
(CUSIP Number)

Eric I Cohen Senior Vice President, Secretary and General Counsel Terex Corporation 200 Nyala Farm Road Westport, CT 06880 With a copy to
Peter Golden, Esq. Fried, Frank, Harris, Shriver & Jacobson One New York Plaza New York, New York 10004 (212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .  ☐

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 001963107	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Terex Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 34-1531521
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 77,385
BENEFICIALLY OWNED	8	SHARED VOTING POWER 5,252,450 (See Note (1) below)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 77,385
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,252,450 (See Note (1) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,319,835 (See Note (1) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON* CO

(1)  5,242,450 shares of common stock of A.S.V., Inc. are subject to a Tender, Voting and Option Agreement, dated as of January 13, 2008, by and among Terex Corporation, Terex Minnesota, Inc., and Caterpillar Inc. (See Item 4 for a description of this agreement.)  Terex Corporation and Terex Minnesota, Inc. expressly disclaim beneficial ownership of the 5,242,450 shares subject to the Tender, Voting and Option Agreement.

SCHEDULE 13D

CUSIP No. 001963107	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Terex Minnesota, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES	7	SOLE VOTING POWER 77,385
BENEFICIALLY OWNED	8	SHARED VOTING POWER 5,242,450 (See Note (1) below)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 77,385
PERSON WITH	10	SHARED DISPOSITIVE POWER 5,242,450 (See Note (1) below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,319,835 (See Note (1) below)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.9%
14	TYPE OF REPORTING PERSON* CO

(1)  5,242,450 shares of common stock of A.S.V., Inc. are subject to a Tender, Voting and Option Agreement, dated as of January 13, 2008, by and among Terex Corporation, Terex Minnesota, Inc., and Caterpillar Inc. (See Item 4 for a description of this agreement.)  Terex Corporation and Terex Minnesota, Inc. expressly disclaim beneficial ownership of the 5,242,450 shares subject to the Tender, Voting and Option Agreement.

Item 1. Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the shares of common stock, par value $.01 per share (the "Shares"), of A.S.V., Inc., a Minnesota corporation (the "Company").  The principal executive offices of the Company are located at 840 Lily Lane, Grand Rapids,  Minnesota  55744.

Item 2. Identity and Background

This Statement is being filed by Terex Corporation, a Delaware corporation  ("Terex"), and Terex Minnesota, Inc., a Minnesota corporation and a wholly owned subsidiary of Terex ("Sub").

Terex is a diversified global manufacturer of capital equipment focused on delivering reliable, customer relevant solutions for the construction, infrastructure, quarrying, mining, shipping, transportation, refining and utility industries.  The address of its principal business and of its principal office is 200 Nyala Farm Road, Westport, Ct. 06880.  Sub was incorporated on January 10, 2008 and has not conducted any business other than in connection with its incorporation, the Agreements described in Item 4 and the transactions contemplated by those Agreements.  The address of Sub's principal business and principal office is the same as Terex's.  The name, business address and present principal occupation of each executive officer and director of Terex and Sub are set forth in Annex A hereto.

During the last five years, none of Terex, Sub nor, to the best of Terex's or Sub's knowledge, any person named in Annex A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

No funds were required in connection with the execution of the Merger Agreement, the Short Form Merger Option Agreement, and the Shareholder Agreement.  Terex expects to obtain the funds necessary to complete the Offer and Merger (as such terms are defined in Item 4) from Terex's available cash.

Item 4. Purpose of Transaction

On January 13, 2008, Terex, Sub and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement").  Under the terms of the Merger Agreement; (i) Sub will commence a tender offer (the "Offer") for all outstanding Shares at a per Share price of $18.00 in cash, without interest, the closing of which is subject to certain conditions, including the valid tender of a majority of the outstanding Shares on a fully diluted basis, the absence of injunctions and illegality, the absence of a material adverse effect on the Company, and the accuracy of the representations of the Company in the Merger Agreement, followed by (ii) a merger of Sub with and into the Company (the "Merger"), with the Company continuing as the surviving corporation.  As a result of the Merger, the Company will become a wholly owned subsidiary of Terex.  In the Merger, all Shares not acquired in the Offer (other than those owned by Parent and Sub and those as to which dissenters rights are asserted under Minnesota law) will be converted into the right to receive $18.00 in cash, without interest.  The purpose of the transactions contemplated by the Merger Agreement is the acquisition of the entire equity interest in the Company.

Under the terms of the Merger Agreement, upon the closing of the Offer, Parent will be entitled to designate for appointment to the board of directors of the Company a pro rata number of directors based upon the percentage that the Shares owned by Parent and its affiliates bears to the total number of Shares then outstanding (including Shares accepted for payment in the Offer) subject to the requirement that a minimum of three "disinterested" members of the current board of directors of the Company remain in office.

If Shares are acquired in the Offer, then consummation of the Merger may be subject to receipt of shareholder approval if required under applicable law (the receipt of shareholder approval will be assured because, as a result of the purchase of Shares pursuant to Offer, Parent and its affiliates will own a majority of the Shares) and will be subject to the absence of any injunctions or similar legal impediment.

After the Merger is consummated (or under certain circumstances after the closing of the Offer), the Shares will no longer be listed on the NASDAQ NMS and the registration of the Shares under Section 12 of the Exchange Act will be terminated.

Concurrently with the execution of the Merger Agreement, Parent, Sub and the Company entered into a Short Form Merger Option Agreement (the "Short Form Merger Option Agreement") pursuant to which the Company granted an option to Parent to purchase up to 38,054,100 Shares following completion of the Offer if, and only if, the exercise of the option would result in Parent and its subsidiaries owning at least 90% of the outstanding Shares (after giving effect to the exercise of the option) in order to facilitate prompt completion of the Merger pursuant to a "short form" merger without action by the Company's shareholders.

Concurrently with the execution of the Merger Agreement and as a condition and inducement to the willingness of Parent and Sub to enter into the Merger Agreement, Caterpillar Inc. (the "Shareholder") entered into a Tender, Voting and Option Agreement (the "Shareholder Agreement") with Parent and Sub dated as of January 13, 2008.  Pursuant to the Shareholder Agreement, the Shareholder, among other things, (i) agreed to tender into the Offer, and to not withdraw, 5,242,450 of the Shares owned by the Shareholder (the "Subject Shares"), (ii) agreed to certain transfer restrictions with respect to the Subject Shares, (iii) agreed to vote the Subject Shares in favor of the Merger Agreement and the Merger and against any proposal in opposition to or in competition with the Merger or any of the other transactions contemplated by the Merger Agreement, including certain extraordinary transactions involving the Company, or any other action which may reasonably be expected to impede, interfere with, delay or postpone the Merger or any of the other transactions contemplated by the Merger Agreement, (iv) granted Parent an irrevocable proxy to vote the Subject Shares as contemplated by clause (iii), and (v) granted Parent an option to acquire the Subject Shares at the price per Share paid in the Offer if, and only if, the Shareholder breaches its obligation to tender the Subject Shares into the Offer or withdraws the Subject Shares from the Offer.  The Shareholder Agreement terminates upon termination of the Merger Agreement and under certain other circumstances.  As a result of the Shareholder Agreement, Parent may be deemed to share voting and dispositive power over the 5,242,450 Shares subject to the Shareholder Agreement, which represent approximately 19.6% of the currently outstanding Shares (based upon the Company's representation in the Merger Agreement that 26,733,552 Shares were outstanding as of the close of business on January 7, 2008).  Parent and Sub expressly disclaim beneficial ownership of the Subject Shares.

The purpose of the Shareholder Agreement is to facilitate and increase the likelihood that the Offer and the Merger will be consummated.

Concurrently with the execution of the Merger Agreement, the Company and Terex entered into Retention Agreements with (i) Kurt D. Bollman, President, Loegering Manufacturing, (ii) Delbert F. Carver, Director of Sales and Marketing, (iii) Mark S. Glasnapp, President, (iv) Thomas R. Karges, Chief Financial Officer, (v) Brad G. Lemke, Director of Product Development, and (vi) Lisa A. Walsh, Director of Corporate Affairs.  The agreements are intended to encourage these executives to remain with the Company and provide for payment in cash and restricted stock of Terex upon completion of the Merger, and in certain cases, severance if the executive terminates under certain circumstances.

Except as set forth above, neither Terex, Sub nor, to the best of Terex's or Sub's knowledge, any of the persons listed in Annex A hereto have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing summaries of the Merger Agreement, the Short Form Merger Option Agreement, the Shareholder Agreement and the Retention Agreements are qualified in their entirety by reference to such agreements, copies of which are attached as exhibits hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a)           As a result of the Shareholder Agreement, Terex and Sub may be deemed to beneficially own the 5,242,450 Shares subject to the Shareholder Agreement.  Such Shares represent approximately 19.6% of the outstanding Shares (based upon the 26,733,552 Shares reported by the Company to be issued and outstanding as of January 7, 2008 in the Merger Agreement).  In addition, Parent owns 77,385 Shares (all of which were acquired more than 60 days ago), which represent approximately .3% of the outstanding Shares.  To the best of Terex's and Sub's knowledge, none of the persons listed in Annex A hereto beneficially owns any Shares.

(b)           Terex may be deemed to share voting power with respect to the 5,242,450 Shares subject to the Shareholder Agreement.

(c)           Except as described above, none of Terex, Sub nor, to the best of Terex's and Sub's knowledge, any of the persons listed in Annex A hereto has effected any transactions in the securities of the Company during the past sixty days.

(d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 4, none of Terex, Sub nor, to the best of Terex's and Sub's knowledge, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or losses or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement between Terex Corporation and Terex Minnesota, Inc.

Exhibit 2
Tender, Voting and Option Agreement, dated as of January 13, 2008, between Caterpillar Inc., Terex Corporation and Terex Minnesota, Inc. (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K/A, filed on January 15, 2008)

Exhibit 3
Agreement and Plan of Merger, dated as of January 13, 2008, between Terex Corporation, Terex Minnesota, Inc. and A.S.V., Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K/A, filed on January 15, 2008)

Exhibit 4
Short Form Merger Option Agreement, dated as of January 13, 2008, between Terex Corporation, Terex Minnesota, Inc. and A.S.V., Inc.  (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A, filed on January 15, 2008)

Exhibit 5	Retention Agreement, dated as of January 13, 2008, between Kurt D. Bollman, Terex Corporation and A.S.V., Inc.

Exhibit 6	Retention Agreement, dated as of January 13, 2008, between Delbert F Carver, Terex Corporation and A.S.V., Inc.

Exhibit 7
Retention Agreement, dated as of January 13, 2008, between Mark S. Glasnapp, Terex Corporation and A.S.V., Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K/A, filed on January 15, 2008)

Exhibit 8
Retention Agreement, dated as of January 13, 2008, between Thomas R. Karges, Terex Corporation and A.S.V., Inc.  (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K/A, filed on January 15, 2008)

Exhibit 9	Retention Agreement, dated as of January 13, 2008, between Brad G. Lemke, Terex Corporation and A.S.V., Inc.

Exhibit 10	Retention Agreement, dated as of January 13, 2008, between Lisa A. Walsh, Terex Corporation and A.S.V., Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2008

TEREX CORPORATION

By:	/s/ Eric I Cohen
Name: Eric I Cohen
Title: Senior Vice President, Secretary and General Counsel

TEREX MINNESOTA, INC.

By:	/s/ Eric I Cohen
Name: Eric I Cohen
Title: Vice President

Annex A

Directors and Executive Officers of Terex Corporation & Terex Minnesota, Inc.

The names of the directors and executive officers of Terex and Sub are set forth below.  Unless otherwise indicated, each individual is a citizen of the United States.  Unless otherwise indicated the principal business address of each person is that of Terex.

Executive Officers of Terex Corporation

Name and Place of Residence	Principal Occupation
Ronald M. DeFeo	Chairman and Chief Executive Officer
Tom Riordian	President and Chief Operating Officer
Phillip C. Widman	Senior Vice President and Chief Financial Officer
Eric I Cohen	Senior Vice President, Secretary and General Counsel
Brian J. Henry	Senior Vice President, Finance and Business Development
Kevin A. Barr	Senior Vice President, Human Resources
Jonathan D. Carter	Vice President, Controller and Chief Accounting Officer
Katia Fachetti	Senior Vice President and Chief Marketing Officer
Tim Ford	President, Terex Aerial Works Platforms
Colin Fox	Senior Vice President, Terex Business Systems
Steve Filipov	President, Terex Cranes
Robert Isaman	President, Terex Construction
Hyeryun Lee Park	President, Terex Asia
Richard Nichols	President, Terex Material Processing Mining

Directors of Terex Corporation
Name and Place of Residence	Principal Occupation	Business Address
Ronald M. DeFeo	Chairman and Chief Executive Officer of Terex	Terex Corporation 200 Nyala Farm Road Westport, CT 06880
G. Chris Andersen	Partner, G.C. Anderson Partners, LLC	G.C. Anderson Partners LLC 430 Park Avenue, Suite 701 New York, NY 10022
Paula H. J. Cholmondeley	Private Consultant – Strategic Planning	The Sorrel Group P.O. Box 490 Brookline, MA 02446
Don DeFosset	Chairman, President and CEO (retired), Walter Industries, Inc.	C/o: Terex Corporation 200 Nyala Farm Road Westport, CT 06880
William H. Fike	President, Fike & Associates, a consulting firm	C/o: Terex Corporation 200 Nyala Farm Road Westport, CT 06880
Dr. Donald P. Jacobs	Dean Emeritus and Gaylord Freeman Distinguished Professor of Banking, The Kellogg School of Management, Northwestern University	Northwestern University 2001 Sheridan Road Evanston, IL 60208
David A. Sachs	Managing Director, Ares Management, LLC, an investment management firm	Ares Management, LLC 1999 Avenue of the Stars Suite 1900 Los Angeles, CA 90067
Oren G. Shaffer	Vice Chairman and Chief Financial Officer, Qwest Communications International, Inc.	Qwest Communications International Inc. 1801 California St., 52nd Floor Denver, CO 80202
Helge H. Wehmeier	President and Chief Executive Officer (retired), Bayer Corporation	C/o: Terex Corporation 200 Nyala Farm Road Westport, CT 06880

Executive Officers of Terex Minnesota, Inc.

Name	Office
Robert Isaman	President
Phil Widman	Vice President of Finance
Eric I Cohen	Vice President and Secretary
Charles Snavely	Treasurer

Directors of Terex Minnesota, Inc.

Name
Robert Isaman
Eric I Cohen
Phillip Widman

Additional information with respect to Messrs. Isaman, Widman and Cohen is included in the information regarding the directors and executive officers of Terex Corporation.  Mr. Snavely's principal occupation is Vice President, Finance, Treasury and Risk Management of Terex Corporation.

Exhibit 1

EXHIBIT 1 – JOINT FILING AGREEMENT

Joint Filing Agreement

The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), relating to the common stock of A.S.V., Inc., is being filed with the Securities and Exchange Commission jointly pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

TEREX CORPORATION

By:	/s/ Eric I Cohen
Name: Eric I Cohen
Title: Senior Vice President, Secretary and General Counsel

TEREX MINNESOTA, INC.

By:	/s/ Eric I Cohen
Name: Eric I Cohen
Title: Vice President

Dated:  January 18, 2008